North America’s Railroad

CN announces nominees for election to the Board at its annual meeting of shareholders to be held on April 27, 2021; Slate achieves gender parity goal

MONTRÉAL, March 23, 2021 -- CN (TSX: CNR) (NYSE: CNI) today announced the nomination of two new directors to its Board: Denise Gray and Justin Howell. With the election of CN’s full slate of directors, as detailed in the management information circular filed today, the Board is very pleased that CN will meet its goal of achieving gender parity among the independent directors one year ahead of plan.

Ms. Gray is President, LG Energy Solution Michigan Inc. Tech Center and oversees the North American subsidiary of South Korean LG Energy Solution, one of the world’s largest lithium-ion battery manufacturers. She brings to the Board a strong track record of executive leadership at the forefront of technological innovation in the transportation industry. Her experience introducing new technology to traditional industries will contribute meaningfully to the Board’s vision and CN’s strategic plan as the company pursues the adoption of new and greener technology across CN’s operations.

Mr. Howell is Senior Investment Manager at BMGI, which manages the assets of Cascade Investment, L.L.C., CN’s largest shareholder and valued investor for the past 20 years. Mr. Howell, who was born and raised in Kitimat, BC, has in-depth knowledge of international financial and capital markets and extensive international experience in corporate finance, investment banking and M&A. In addition, he brings broad expertise in the areas of sustainability, environmental, social and corporate responsibility and corporate governance.

In addition to Ms. Gray and Mr. Howell, Ms. Margaret McKenzie, who was appointed to the Board in October 2020, will stand for election for the first time. Ms. McKenzie brings extensive finance and accounting expertise to the Board. She has been a chartered accountant for over 35 years and gained extensive experience as a founder, chief financial officer and board member of various private companies. In particular, she has deep experience overseeing safety, risk management and environmental matters.

“Each of these outstanding individuals brings valuable expertise and insight that will enhance our ability to position CN for long-term success in a more inclusive and lower carbon world. We are extremely pleased to have achieved our goal of gender parity on our Board as part of our ongoing commitment to be an ESG leader.” - Robert Pace, Chair of the Board of CN.

In keeping with the priority CN places on ESG, the company has further aligned compensation with that strategic vision. To this end, starting in 2021, thirty percent of the annual performance bonus of executives will be tied to quantified metrics on the environment, safety, employee and customer engagement.

Annual General Meeting

CN will hold its 2021 annual general meeting of shareholders on April 27, 2021 at 10:00 a.m. (Eastern Daylight Time). The meeting will be conducted via live webcast. This format complies with public health requirements related to the global pandemic and is also in keeping with CN’s sustainability vision. Shareholders will be able to participate in the meeting and submit questions for consideration. The audio webcast of the meeting will be available via the Investors’ section of its website, www.cn.ca/en/investors.

The company’s Management Information Circular and Notice of Annual Meeting of Shareholders, its 2020 Annual Report, and the 2020 Annual Information Form and Form 40-F are available from today in the Investors’ section of CN’s website. Meeting materials are being mailed to shareholders shortly and will include their control number and instructions on how to vote their shares and access the webcast the day of the meeting. Instructions will also be posted on the Investors’ section of CN’s website.

As announced in February 2021, shareholders will have a say on CN’s Climate Action Plan via a non-binding advisory vote at the annual meeting. CN is proud to be an early adopter of this measure which complements the Company’s long-standing and robust climate change disclosures and strategies to reduce greenhouse gas emissions. CN’s Climate Action Plan Report is set out in the Management Information Circular and CN’s 2020 CDP Climate Change Response Report, 2019 Task Force on Climate-related Disclosures Report, and Delivering Responsibly Reports and 2019 Data Supplement, can be accessed on our website at www.cn.ca/en/delivering-responsibly.

About CN

CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. CN proudly connects Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network. CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Contacts:
Media	Investment Community
Jonathan Abecassis	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
1-833-946-3342 media@cn.ca	(514) 399-0052 investor.relations@cn.ca